FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May 2018

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
(the "Issuer")

NOTICE OF REDEMPTION
to the holders of:

US$3,800,000,000 8.00% Perpetual Subordinated Capital Securities Exchangeable at the Issuer's Option into Non-Cumulative Dollar Preference Shares, Series 2 (NYSE:HSEB) (CUSIP No. 404280802; ISIN: US4042808026) presently outstanding
(the "Holders" and the  "Capital Securities", respectively)

The Issuer hereby gives irrevocable notice to the holders of the Capital Securities, pursuant to Article XI, Section 11.04 of the Base Indenture dated 8 April 2008 (the "Indenture") and the Optional Redemption paragraph of the Global Capital Security, that it will exercise its option to redeem all of the outstanding Capital Securities on 4 June 2018 (the "Redemption Date") at a price equal to US$25 per US$25 in aggregate principal of Capital Security, together with any accrued and unpaid interest to the Redemption Date and any outstanding Deferred Coupon Payments (as defined in the section entitled "Description of the Capital Securities" in the prospectus supplement relating to the Capital Securities dated 17 June 2010 (the "Prospectus Supplement") (the "Redemption Price"). As at the date hereof, there are no outstanding Deferred Coupon Payments.

This redemption is an Optional Redemption after the First Call Date (each as defined in the section entitled "Description of the Capital Securities" in the Prospectus Supplement).

On the Redemption Date, subject to the Solvency Condition (as defined in the Indenture), the Redemption Price in respect of each Capital Security shall become due and payable and interest shall cease to accrue on redeemed Capital Securities with effect from the Redemption Date. Payments will be made in accordance with the procedures of the Depositary Trust Company and any other clearing system in which the Capital Securities are held. As at the date hereof, the Issuer satisfied the Solvency Condition.

The UK Prudential Regulation Authority, which has primary responsibility for the prudential oversight and supervision of the Issuer, has provided its permission to the Issuer for the redemption of the Capital Securities.

Questions relating to this notice of redemption and related materials should be addressed to the paying agent, HSBC Bank USA, N.A., with its registered office at 452 Fifth Avenue, New York, NY 10018, via telephone at +1 (212) 525 1592 and e-mail at CTLANYDealManagement@us.hsbc.com (the "Paying Agent"). Capital Securities should be surrendered at the offices of the Paying Agent.

No representation is made as to the correctness of CUSIP or other similar numbers either appearing on this notice of redemption or any notice to the Trustee. None of the Issuer, the Trustee or any agent of the Issuer or the Trustee shall have any liability in respect of the use of any CUSIP or other similar number or numbers on such notices, and the redemption of the Capital Securities shall not be affected by any defect in or omission of such numbers. The CUSIP numbers are included herein solely for the convenience of the registered owners of the Capital Securities.

IMPORTANT TAX INFORMATION

PURSUANT TO U.S. FEDERAL TAX LAWS, YOU HAVE A DUTY TO PROVIDE A U.S. INTERNAL REVENUE SERVICE ("IRS") FORM W-9 (AVAILABLE AT HTTPS://WWW.IRS.GOV/PUB/IRS- DF/FW9.PDF) OR APPLICABLE IRS FORM W-8 (AVAILABLE AT HTTPS://WWW.IRS.GOV/UAC/ABOUT-FORM-W8) TO THE APPLICABLE PAYER OR WITHHOLDING AGENT TO ENSURE PAYMENTS ARE REPORTED ACCURATELY TO YOU AND TO THE IRS. IN ORDER TO PERMIT ACCURATE WITHHOLDING (OR TO PREVENT WITHHOLDING), A COMPLETE AND VALID IRS FORM W-9 OR APPLICABLE IRS FORM W-8 MUST BE RECEIVED BY THE APPLICABLE PAYER OR WITHHOLDING AGENT BEFORE PAYMENT OF THE REDEMPTION PROCEEDS IS MADE TO YOU. FAILURE TO TIMELY PROVIDE A VALID IRS FORM W-9 OR APPLICABLE IRS FORM W-8 AS REQUIRED WILL RESULT IN THE MAXIMUM AMOUNT OF U.S. WITHHOLDING TAX BEING DEDUCTED FROM ANY REDEMPTION PAYMENT THAT IS MADE TO YOU. IF ANY AMOUNTS ARE WITHHELD, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE PROCESS OF TIMELY SUBMITTING THE REQUIRED INFORMATION TO THE IRS IN ORDER TO MAKE A CLAIM FOR A CREDIT OF THE AMOUNTS WITHHELD AGAINST YOUR U.S. FEDERAL INCOME TAX LIABILITY, IF ANY, OR A REFUND OF SUCH AMOUNTS.

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Media enquiries to:

Gillian James                          +44 (0) 20 799 30516              gillian.james@hsbcib.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,900 offices in 67 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 31 March 2018, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 04 May 2018